FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of March, 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: March 07, 2006

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 07 March 2006
                            AGM Resolutions & Listings


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Exhibit 99

                         AGM Resolutions & Listings

Unilever today announces that it will be bringing to its Annual General Meetings to be held on Monday 8 and Tuesday 9 May 2006 resolutions on, amongst others, the following:



 1.      Re-election of Executive Directors
         Patrick Cescau
         Kees van der Graaf
         Ralph Kugler
         Rudy Markham

 2.      Re-election of Non-Executive Directors

         Antony Burgmans
         Leon Brittan
         Lynda Chalker
         Wim Dik
         David Simon
         Jeroen van der Veer

3.       Election of new Non-Executives

         Charles Golden         -  Executive Vice President and Chief Financial
                                   Officer of Eli Lilly and Company
         Byron Grote            -  Chief Financial Officer of BP p.l.c.
         Jean-Cyril Spinetta    -  Chairman/Chief Executive Officer of Air
                                   France-KLM S.A.
         Kornelis (Kees) Storm  -  former Chairman of the Executive Board of
                                   AEGON N.V.

    The following directors will retire at the conclusion of the AGM:

    Bertrand Collomb
    Oscar Fanjul
    Hilmar Kopper

 4. To give authority to the Directors allowing them greater flexibilty to allocate assets between both parent companies and to amend the Deed of Mutual Covenants.

 5. In order to improve transparency and establish a one-to-one equivalence in their economic interests in the Unilever Group, it is proposed that:

  - the N.V. ordinary shares be split 3 to 1. As a consequence, the New York registered shares will also be split 3 to 1.
  - the PLC ordinary shares to be consolidated 9 to 20. As a result of the consolidation, the PLC ADRs, which currently comprise four Unilever PLC shares of 1.4 pence each, will be changed to comprise one Unilever PLC share of 3 1/9 pence.

 6. To remove the binding nomination procedure, whilst ensuring unity of management, so as to allow shareholders the right to put forward candidates for appointment as Directors at the meeting.

Further details on the above resolutions and the other resolutions to be proposed at the AGMs will be included in the Notices of the Annual General Meetings due to be published on 29 March 2006.

Unilever also announced today that it has decided to delist the Unilever N.V. (depositary receipts for) ordinary shares from the stock exchanges in Frankfurt and Zurich. The main reason for this decision is the low trading volumes in the Unilever N.V. (depositary receipts for) ordinary shares at both stock exchanges. Further announcements on the implementation of the delisting procedures will follow in due course.

Unilever N.V. (depositary receipts for) ordinary shares will remain listed on Euronext Amsterdam and on the New York Stock Exchange.

Unilever PLC ordinary shares are listed on the London Stock Exchange and on the New York Stock Exchange.